SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

November 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,248,178
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,248,178
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,248,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,411,830
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,411,830
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,411,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,450,631
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,450,631
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,178,517
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,178,517
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,178,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by:

i.	Goff MCF Partners, LP (“Goff MCF”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

ii.	Goff REN Holdings, LLC, (“Goff REN”), a Texas limited liability company, with respect to the Shares directly and beneficially owned by it;

iii.	Goff REN Holdings II, LLC, (“Goff REN II”), a Texas limited liability company, with respect to the Shares directly and beneficially owned by it;

iv.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

v.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Goff MCF and Family Investments, with respect to the Shares directly and beneficially owned by it;

vi.	GFS REN GP, LLC (“GFS REN”), a Texas limited liability company, as manager to Goff REN and Goff REN II, with respect to the Shares directly and beneficially owned by it;

vii.	GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS REN, with respect to the Shares directly and beneficially owned by it;

viii.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Shares directly and beneficially owned by it;

ix.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the shares directly and beneficially owned by it;

x.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Shares directly and beneficially owned by it;

xi.

John C. Goff, a United States Citizen, as the President of Goff Capital, as the sole trustee of Goff Family Trust, and as the managing member and Chief Executive Officer of GFS, with respect to the Shares indirectly beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.

The address of the principal office of Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, Goff Capital, GFS REN, GFS Management, GFT and GFS is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCF is investing in securities of the Issuer for the benefit of Goff Capital and its key employees.

C.	The principal business of Goff REN and Goff REN II is to serve as a private investment partnership of John C. Goff and a third party.

D.	The principal business of Goff Family Trust and Family Investments is to manage investments for a single family.

E.	The principal business of Goff Capital is serving as general partner to Goff MCF and Family Investments, respectively.

F.	The principal business of GFS REN is to serve as a Manager for an investment fund.

G.	The principal business of GFS Management is to serve as a Manager of investment funds.

H.	The principal business of GFS is investment advisor.

I.	The principal business of GFT is to serve as a Manager of investment funds.

J.	The principal occupation of John C. Goff is serving as president of Goff Capital, as trustee of Goff Family Trust, and as an asset manager in real estate and private equity.

K.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

L.	John C. Goff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, and John C. Goff were purchased with working capital in open market purchases. The aggregate purchase price of the 4,411,830 Shares beneficially owned by Goff MCF is approximately $18,581,383.56, including brokerage commissions. The aggregate purchase price of the 915,561 Shares beneficially owned by Goff REN is approximately $3,830,746.01, including brokerage commissions. The aggregate purchase price of the 610,375 Shares beneficially owned by Goff REN II is approximately $2,553,840.81, including brokerage commissions. The aggregate purchase price of the 201,950 Shares beneficially owned by Goff Family Trust is approximately $1,576,248.47, including brokerage commissions. The aggregate purchase price of the 38,801 Shares beneficially owned by Family Investments is approximately $275,154.17, including brokerage commissions. The aggregate purchase price of the 69,661 Shares beneficially owned by John C. Goff, individually, is approximately $313,102.31, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were significantly undervalued. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. The Reporting Persons have acquired a substantial position in the Issuer with the intent to influence the Issuer’s management and operations. Although no Reporting Person has any specific plan or proposal to acquire additional shares or to dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock, or dispose of any or all of its Common Stock, pursuant to securities laws, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Consistent with their investment purpose, the Reporting Persons will seek to engage in discussions with one or more stockholders or lenders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, assets, business strategy, corporate governance, and/or financial condition. Except as disclosed above, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

On August 14, 2018, John C. Goff was added to the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,063,843 Shares outstanding, as of November 16, 2018, which is the total number of Shares outstanding upon the issuance of 7,500,000 shares as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 19, 2018.

A.	Goff MCF

i.	As of close of business on November 19, 2018, Goff MCF beneficially owned 4,411,830 Shares.

Percentage: 13.3%

ii.	Powers

1. Sole power to vote or direct vote: 4,411,830

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 4,411,830

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Goff REN

i.	As of close of business on November 19, 2018, Goff REN beneficially owned 915,561 Shares.

Percentage: 2.8%

ii.	Powers

1. Sole power to vote or direct vote: 915,561

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 915,561

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff REN II

i.	As of close of business on November 19, 2018, Goff REN II beneficially owned 610,375 Shares.

Percentage: 1.8%

ii.	Powers

1. Sole power to vote or direct vote: 610,375

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 610,375

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Goff Family Trust

i.

As of close of business on November 19, 2018, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to Shares directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 4,411,830 Shares owned by Goff MCF, (2) 915,561 Shares owned by Goff REN, (3) 610,375 Shares owned by Goff REN II, (4) 38,801 Shares owned by Family Investments, and (5) 201,950 Shares owned by Goff Family Trust directly.

Percentage: 18.7%

ii.	Powers

1. Sole power to vote or direct vote: 6,178,517

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 6,178,517

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Shares during the past sixty days. Goff Capital has not entered into any transactions in the Shares during the past sixty days. GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Family Investments

i.	As of close of business on November 19, 2018, Family Investments beneficially owned 38,801 Shares.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 38,801

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 38,801

4. Shared power to dispose or direct the disposition: 0

The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Goff Capital

i.	As of close of business on November 19, 2018, Goff Capital, as the General Partner of Goff MCF and Family Investments, may be deemed to beneficially own 4,450,631 Shares.

Percentage: 13.5%

ii.	Powers

1. Sole power to vote or direct vote: 4,450,631

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 4,450,631

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS REN

i.	As of close of business on November 19, 2018, GFS REN, as manager of Goff REN and Goff REN II, may be deemed to beneficially own 1,525,936 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,525,936

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,525,936

4. Shared power to dispose or direct the disposition: 0

iii.

GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	GFS Management

i.	As of close of business on November 19, 2018, GFS Management, as managing member of GFS REN may be deemed to beneficially own 1,525,936 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,525,936

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,525,936

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	GFS

i.	As of close of business on November 19, 2018, GFS, as managing member of GFS Management may be deemed to beneficially own 1,525,936 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,525,936

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,525,936

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	GFT

i.	As of close of business on November 19, 2018, GFT, as controlling equity holder of GFS may be deemed to beneficially own 1,525,936 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,525,936

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,525,936

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	John C. Goff

i.

As of close of business on November 19, 2018, John C. Goff, as president of Goff Capital, as trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and with respect to the Shares indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 4,411,830 Shares owned by Goff MCF, (2) 915,561 Shares owned by Goff REN, (3) 610,375 Shares owned by Goff REN II, (4) 201,950 Shares owned by Goff Family Trust, (5) 38,801 Shares owned by Family Investments, and (6) 69,661 Shares owned indirectly through a SEP IRA of which John Goff is the beneficiary.

Percentage: 18.9%

ii.	Powers

1. Sole power to vote or direct vote: 6,248,178

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 6,248,178

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Shares by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Family Trust has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff REN and Goff REN II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As General Partner of Goff MCF and Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCF and Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff MCF and Family Investments Shares, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS REN disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS REN, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS Management disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCF, Goff REN, Goff REN II, Family Investments, and the Shares directly held by Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

As president of Goff Capital, as sole trustee of Goff Family Trust, and as managing member and Chief Executive Officer of GFS, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, and Shares owned indirectly through a SEP IRA of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by the addition of the following:

Exhibit 1	Joint Filing Agreement by and between Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, Goff Capital, GFS REN, GFS Management, GFS; and John C. Goff dated November 19, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2018

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

Transactions in the Shares During the Past Sixty Days

Goff MCF
Date of Purchase	# of shares	Price per share
11/16/2018	1,000,752	$4.0000

TOTAL:	1,000,752	$4.0000

Goff REN
Date of Purchase	# of shares	Price per share
11/16/2018	207,680	$4.0000

TOTAL:	207,680	$4.0000

Goff REN II
Date of Purchase	# of shares	Price per share
11/16/2018	138,454	$4.0000

TOTAL:	138,454	$4.0000

Family Investments
Date of Purchase	# of shares	Price per share
11/16/2018	8,801	$4.0000

TOTAL:	8,801	$4.0000

John C. Goff
Date of Purchase	# of shares	Price per share
11/16/2018	61,611	$4.0000

TOTAL:	61,611	$4.0000